July 20, 2005

Carol Stacey
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Dear Ms. Stacey:

Thank you very much for your real interest in working with us to discern our business format. Understanding our program is vital in reaching your determination of our ongoing financial reporting.

I am presenting this letter as if it was a brief before the Supreme Court. I believe that that is the best way to make a formal understandable presentation.

A.   1. Stipulated Facts:
      (a)  APB is the applicable section.
      (b) 93-7 does not apply to interim periods and is referenced back to APB 28.
     2. Neither APB 28 nor 93-7 gives an exact determination of what is the "clear and direct result" of advertising and "clearly extend" beyond the period in which the expenditures are made.
     3. It is an accepted truism that advertising does work subliminally.
     4. Advertising hornbooks would take the position that with a limited advertising budget spreading the advertising quarterly would not be strong enough to attract public attention and might not be successful. It is not as effective as saturating a market in a limited time period. With substantial funds, every quarter would be saturated.
     5. CCA has adopted its current advertising presentation consistently for 20 years. The Company has filed better than 80 reports which have been received and accepted by the SEC.
     6. Sarbanes-Oxley requires that any financial information be presented fairly for shareholders to understand in a clear understandable manner.

B.   Issue To Be Determined
     Does Sarbanes-Oxley, or any SEC regulations recently adopted, require a strict construction of AICPA and take away the SEC determination to adopt a subjective construction of each individual issue depending on the particular facts? Does the new SEC protocol change the SEC agenda and require that the SEC agenda conform strictly to the code without any leeway to interpret a grey area of a condition provided for in the AICPA?

C.   Discussion of Case
     To prove a condition was the direct result of an event the condition had to be proven the proximate cause of the accident. To prove proximate cause in numerous cases, statistics were deemed the proximate proof. In tobacco cases, as well as the recent Vioxx incident, by analyzing the results of thousands of clinical participants, it was the statistics that led the FDA to find that tobacco or Vioxx was the proximate cause of the injury. This was the only method of showing the "clear and direct result" of the uses of the products.

     The statistics set forth as "Exhibit A" prove that the sales in the third and fourth quarter were the "clear and direct result" of CCA's saturated advertising in the prior two quarters, the re-orders from our retail accounts.

D.   Interpretation of "Exhibit A"
     The information in the schedule set forth is the status of the four leading products, Mega - T, Nutra Nail, Sudden Change and Plus+White which account for approximately 80% of all of the Company's sales. This information is broken down by quarters: the sales and the advertising per product per quarter.

     The last line is the summation, which clearly sets forth that the $24,644,832 in sales in the second half, accounting for 48% of the year's sales of the products when only $665,148 or 8.24% was spent on advertising during the second half of the year. A similar exhibit for the prior years would show a similar result.

     The figures speak for themselves. Can there be any doubt that the advertising saturation in the first six months was the proximate cause of the sales in the second six-month period and it clearly extended beyond the period in which the expenditures were made? We believe that the data speaks for itself in supporting our position.

Very truly yours,



Ira W. Berman
Chairman of the Board of Directors

/js
Attachments

Cc:  Patricia Armalin
     Leslie Overton
     Nathan Chaney

                             All Mega Product Lines
                        Dollars Shipped and TV Expenditures
                              2004 and Q1 2005

                        Sales                              TV Expenditures
December-03      $1,047,011.66                         $       -
January-04          731,981.60                           331,453.33
February-04       1,145,395.85                           286,173.39
   Q1 2004 Total                 $2,924,389.11   17.79%               $  617,626.72  26.30%


March-04          1,632,615.49                                 -
April-04          1,912,835.79                         1,041,332.79
May-04            1,275,806.60                           487,277.00
   Q2 2004 Total                 $4,821,257.88   29.32%               $1,528,609.79  65.10%



June-04           1,597,268.10                           204,905.18
July-04           1,785,873.37                            (2,997.12)
August-04         1,551,949.81                                 -
   Q3 2004 Total                 $4,935,091.28   30.02%               $  201,908.06   8.60%


September-04      1,124,066.16                                 -
October-04          547,526.75                              (106.25)
November-04       2,088,550.05                                90.67
   Q4 2004 Total                 $3,760,142.96   22.87%               $      (15.58)  0.00%


2004 TOTAL                      $16,440,881,23  100.00%               $2,348,128.99 100.00%




December-04       1,467,153.36                            16,930.65
January-05        1,789,289.02                           354,568.11
February-05       2,108,311.70                           180,489.56
   Q1 2005 Total                 $5,364,754.08                        $  551,988.32



                               Exhibit A

                        All Nutra Product Lines
                 Dollars Shipped and TV Expenditures
                          2004 and Q1 2005



                   Sales                                  TV Expenditures
December-03      365,181.87                            5,620.52
January-04       657,388.08                          598,596.33
February-04      568,736.67                          564,503.97
   Q1 2004 Total            $1,591,306.62   24.87%              $1,168,720.82   63.49%


March-04         843,918.46                           (7,512.83)
April-04         860,448.99                          324,193.20
May-04           610,461.27                          370,775.25
   Q2 2004 Total            $2,314,828.72   36.17%              $  687,455.62   37.35%



June-04          453,006.54                           (3,503.72)
July-04          436,194.13                            5,239.60
August-04        547,737.23                          (24,499.82)
   Q3 2004 Total            $1,436,937.90   22.45%              $  (22,763.94)  -1.24%



September-04     361,965.78                            7,301.25
October-04       333,313.95                             (106.25)
November-04      360,874.57                               90.37
   Q4 2004 Total             $1,056,154.30  16.50%              $    7,285.37    0.40%

2004 TOTAL                   $6,399,227.54 100.00%              $1,840,697.87  100.00%


December-04      358,431.73                            4,641.00
January-05       391,071.02                          327,691.46
February-05      548,536.91                          136,005.48
   Q1 2005 Total             $1,298,039.66                      $  468,337.94


                                         Exhibit B

                    All Sudden Change Product Lines
                Dollars Shipped and TV Expenditures
                         2004 and Q1 2005

                        Sales                                TV Expenditures
December-03          471,506.63                            5,742.60
January-04           734,875.29                          331,658.19
February-04        1,257,679.81                          367,464.54
    Q1 2004 Total                 $2,464,061.73  19.47%              $ 704,865.33   57.81%


March-04            1,498,287.59                                -
April-04            1,192,495.01                         198,553.28
May-04              1,096,217.32                                -
    Q2 2004 Total                 $3,786,999.92  29.93%              $ 198,553.28   16.28%



June-04             1,133,941.60                          (2,150.55)
July-04             1,236,786.43                                -
August-04           1,362,983.74                                -
    Q3 2004 Total                 $3,733,711.77  29.51%              $  (2,150.55)  -0.18%



September-04          859,215.89                         317,978.73
October-04            629,064.33                                -
November-04         1,181,207.61                                -
    Q4 2004 Total                 $2,669,487.83  21.10%              $ 317,978.73   26.08%


2004 TOTAL                       $12,654,261.25 100.00%             $1,219,246.79  100.00%



December-04           410,780.25                           3,965.25
January-05            778,089.86                         343,467.62
February-05           765,624.98                         114,489.21
    Q1 2005 Total                 $1,954,495.09                     $  461,922.08

                                            Exhibit C

                All Plus White Product Lines
             Dollars Shipped and TV Expenditures
                      2004 and Q1 2005

                              Sales                                   TV Expenditures
December-03                 923,007.53                              7,765.35
January-04                1,740,851.98                            674,559.40
February-04               1,541,030.42                            703,332.99
    Q1 2004 Total                       $4,204,889.93    27.23%               $1,385,657.74    55.51%


March-04                  1,518,024.29                            (11,082.94)
April-04                  1,439,307.53                            965,475.68
May-04                    1,225,391.75                              7,080.57
    Q2 2004 Total                       $4,182,723.57    27.09%               $  961,473.31    38.52%



June-04                   1,026,295.41                             (5,194.92)
July-04                   1,301,409.76                            158,857.90
August-04                 1,415,206.64                                   -
    Q3 2004 Total                       $3,742,911.81    24.24%               $  153,662.98     6.16%



September-04              1,150,194.23                             (4,741.28)
October-04                1,007,854.78                               (106.25)
November-04               1,152,345.45                                 90.67
    Q4 2004 Total                       $3,310,394.46    21.44%               $   (4,756.86)   -0.19%


2004 TOTAL                             $15,440,919.77   100.00%               $2,496,037.17   100.00%



December-04                 911,048.44                              4,402.82
January-05                1,058,048.00                            298,817.16
February-05                 886,777.93                             71,997.49
    Q1 2005 Total                       $2,855,874.37                         $  375,217.47

                                             Exhibit D

                       CCA INDUSTRIES, INC.
                 SALES AND ADVERTISING SCHEDULE
             FOR FISCAL YEAR ENDED NOVEMBER 30, 2004


        BRAND           Q   NET SALES             ADVERTISING
 MEGA                  Q1 $2,924,389.11  17.79%  $  617,626.72  26.30%
                       Q2  4,821,257.88  29.32% # 1,528,609.79  65.10%
                       Q3  4,935,091.28  30.02% #   201,908.06   8.60%
                       Q4  3,760,142.96  22.87% #       (15.58)  0.00%
 MEGA TOTAL:             $16,440,881.23          $2,348,128.99

 NUTRA NAIL            Q1 $1,591,306.62  24.87%  $1,168,720.82  63.49%
                       Q2  2,314,828.72  36.17%     687,455.62  37.35%
                       Q3  1,436,937.90  22.45%     (22,763.94) -1.24%
                       Q4  1,056,154.30  16.50%       7,285.37   0.40%

 NUTRA NAIL TOTAL:        $6,399,227.54          $1,840,697.87

 SUDDEN CHANGE         Q1 $2,464,061.73  19.47%    $704,865.33  57.81%
                       Q2  3,786,999.92  29.93% ##  198,553.28  16.28%
                       Q3  3,733,711.77  29.51% ##   (2,150.55) -0.18%
                       Q4    669,487.83  21.10% ##  317,978.73  26.08%

 SUDDEN CHANGE TOTAL:    $12,654,261.25          $1,219,246.79

 PLUS WHITE            Q1 $4,204,889.93  27.23%  $1,385,657.74   55.51%
                       Q2  4,182,723.57  27.09% #   961,473.31   38.52%
                       Q3  3,742,911.81  24.24%     153,662.98    6.16%
                       Q4  3,310,394.46  21.44%      (4,756.86)  -0.19%

 PLUS WHITE TOTAL:       $15,440,919.77          $2,496,037.17



 TOTAL QUARTER ONE       $11,184,647.39  21.96%  $3,876,870.61   49.05%
 TOTAL QUARTER TWO       $15,105,810.09  29.66%  $3,376,092.00   42.71%
 FIRST HALF TOTAL:       $26,290,457.48  51.62%  $7,252,962.61   91.76%


 TOTAL QUARTER THREE     $13,848,652.76  27.19%  $  330,656.55    4.18%
 TOTAL QUARTER FOUR      $10,796,179.55  21.20%  $  320,491.66    4.05%
 SECOND HALF TOTAL:      $24,644,832.31  48.38%  $  651,148.21    8.24%

 TOTAL YEAR 2004:        $50,935,289.79 100.00%  $7,904,110.82  100.00%